LION INDUSTRIES CORPORATION BERHAD (415-D)

4 January 2005


05005722

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 31 December 2004, Re: Lion Industries Corporation Berhad ("LICB") - Debt and Corporate Restructuring Exercise of LICB and its subsidiaries 1) Proposed variation to: 1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; and 2) Proposed variation to the calculation for penalty interest for filing pursuant to exemption No. 82-3342 granted to LICB under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165, Jalan Ampang, 50450 Kuala Lumpur, Malaysia
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION/EDMS/KLSE** on **31/12/2004 05:10:58 PM**

Reference No **LI-041231-26FB2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**LION INDUSTRIES CORPORATION BERHAD**
* Stock name	:	**LIONIND**
* Stock code	:	**4235**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")

DEBT AND CORPORATE RESTRUCTURING EXERCISE OF LICB AND ITS SUBSIDIARIES

1. PROPOSED VARIATION TO:

1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS; AND

1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS;

2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST

("PROPOSED VARIATIONS")

* **Contents :-**

The Board of Directors of LICB wishes to announce that the Securities Commission has on 30 December 2004 approved the Proposed Variations, details of which have been announced on 23 November 2004 and 16 December 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

31 DEC 2004